Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 001-39739

Date: February 25, 2021

The following emails were sent to the employees of Sunlight Financial LLC (the “Company”) on January 25, 2021.

Sunlight Team,

We are pleased to share exciting news with you about an important milestone for Sunlight.

What we are announcing

Today we announced plans to become a publicly traded company through a merger with Spartan Acquisition Corp. II (NYSE: SPRQ) and with the support of major institutional investors.

Spartan is what’s known as a SPAC (Special Purpose Acquisition Company) or a “blank check” company. It went public in November 2020 under the ticker SPRQ, raising $345 million at the time, with the intent to identify a company aligned with energy transition and sustainability with which to merge. In addition, today we also announced that we raised a further $250 million in equity from long-term institutional investors that included Chamath Palihapitiya, Coatue, Accounts Managed by BlackRock, Franklin Templeton and Neuberger Berman Alternatives Advisors – a strong endorsement of our work to date and our vision for the future.

While today’s announcement is an important step, it does not yet make Sunlight a public company, nor does it guarantee that the transaction will close – though we expect to begin trading on the NYSE in Q2. The full press release announcing the transaction can be seen here
https://www.businesswire.com/news/home/20210125005213/en/%C2%A0Sunlight-Financial-LLC-a-Premier-Residential-Solar-
Financing-Platform-to-List-on-NYSE-Through-Merger-With-Apollo-Affiliated-Spartan-Acquisition-Corp.-II.

What does ‘going public’ mean for Sunlight?

We’ve come a long way from a small conference room in Teaneck, NJ and going public is the next major step in the evolution of Sunlight. As a public company, we will have access to additional capital to accelerate our growth and further our mission to enhance the lives of our customers, grow our partners' businesses, and improve our communities.

What does ‘going public’ mean for you?

First and foremost, it means business as usual. While our company’s capital structure is changing, our teammates will see little to no change in how you do your jobs and serve our customers & partners. Our entire senior management team will remain with Sunlight and continue to drive our platform forward.

Being a public company will enable greater opportunities for our teammates, fuel product innovation, and help accelerate our growth, to support our long-term strategy. While this is an exciting time, it is important that we all remain focused on what has made Sunlight shine and what will continue to enable our success our unyielding commitment to our values.

What’s next?

Now that this news has been announced, we anticipate a heightened level of interest from people seeking information that could be used to form an opinion about our current or future performance. Today's announcement will likely also lead to increased media and investor interest in our company. It is important that we speak in one voice, so please refrain from commenting to the media and refer all media and investor inquiries to Rich Recchio. We want to emphasize that no teammate may speak on behalf of the company to these audiences unless specifically authorized. In addition, and until further notice from Nora Dahlman, no teammate should accept an invitation to speak publicly on Sunlight’s behalf (e.g. at a conference).

I want to express again my gratitude to each of you. This extraordinary milestone is the result of your hard work and commitment to our values.  Thank you for being genuine, passionate, scrappy, honest, fair and talent-focused.

Thank you,

Matt

Matt Potere

Chief Executive Officer

Follow us on social media!

This message and any files transmitted with it (collectively, this “message”) are for the named person’s use only.  This message may contain confidential, proprietary or legally privileged information. No confidentiality or privilege is waived or lost by any transmission errors. If you receive this message in error, please immediately delete it and all copies of it from your system, destroy any hard copies of it and notify the sender. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient. Sunlight Financial reserves the right to intercept and monitor all e-mail communications through its networks if legally allowed.

Good Morning Sunlight Team,

As a follow up to Matt’s message this morning, please find below Sunlight’s Social Corporate Media Guidelines that articulate how to use social media to talk about this exciting news.  It is critical that you read and adhere to these guidelines. If you have any questions or want to better understand what you can or cannot share, please feel free to reach out to me.

Sunlight Corporate Social Media Post on Facebook, LinkedIn and Twitter

We’re excited to share that Sunlight has entered into a merger agreement with Spartan Acquisition Corp. II (NYSE: SPRQ) [on Twitter, use $SPRQ] to become a publicly traded company. See full press release here:

https://sunlightfinancial.com/sunlight-financial-spartan-merger.pdf

Sample Posts – Employees

Employees should not create their own posts announcing the news, rather they should share the post that Sunlight puts out. They should feel empowered to add a nonmaterial comment reflecting their own excitement, such as:

●	Some very exciting news for Sunlight today! [Retweet/share post]
●	Big news for Sunlight! [Retweet/share post]
●	Sunlight to become a publicly traded company! [Retweet/share post]

Sunlight Social Media Guidelines

This is an exciting deal for Sunlight that will help to fuel its growth, and we understand that the company and its employees may want to share this information with their networks.

As with all public comments about the announcement of deals such as this, it is critical to stick with nonmaterial and/or publicly available information (e.g. details of the press release) when posting on social media.

What follows are initial recommendations and guidelines for posting to social media, which cover both Sunlight and its employees. This document can be tailored to be sent to employees upon legal approval of these recommendations.

DOs

●	Sunlight can share the press release across its social channels with a brief post summarizing the news

●	Employees should feel free to share and like posts that are made by Sunlight on their social media pages

●	Both the company and its employees should feel comfortable conveying their excitement

DON’Ts

●	Do not share any non-public, material information

●	Do not share any privileged communications (e.g. internal communications, emails with customers, etc.)

●	Do not comment on stock price

●	Do not comment about the state of the business

●	Do not make any forward-looking comments or predictions

●	Do not comment about the competition

●	Do not share any confidential customer information

Best,

Zafreen

Zafreen Husain

Associate General Counsel

www.sunlightfinancial.com

Follow us on social media!

This message and any files transmitted with it (collectively, this “message”) are for the named person’s use only.  This message may contain confidential, proprietary or legally privileged information. No confidentiality or privilege is waived or lost by any transmission errors. If you receive this message in error, please immediately delete it and all copies of it from your system, destroy any hard copies of it and notify the sender. You must not, directly or indirectly, use, disclose, distribute, print, or copy any part of this message if you are not the intended recipient. Sunlight Financial reserves the right to intercept and monitor all e-mail communications through its networks if legally allowed.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) will file a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND SUNLIGHT FINANCIAL LLC (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s prospectus filed with the SEC on November 27, 2020, Current Report on Form 8-K filed on December 1, 2020 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Current Reports on Form 8-K, as well as the Registration Statement that Spartan intends to file with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.